Mail Stop 4561
Via fax: 408-790-3324

November 6, 2009

Oliver R. Stanfield
Executive Vice President and Chief Executive Officer
Echelon Corporation
550 Meridian Avenue
San Jose, California 95126

> **Re:** **Echelon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 4, 2009**
> **File No. 000-29748**

Dear Mr. Stanfield:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

General, page 3

1.   Disclosures throughout your filing indicate that you rely significantly on distributors, and that sales through EBV Electronik, Enel, Duke Energy, Telvent

Energia, Engineering Center ENERGOAUDITCONTROL and ES Elektrosandberg for the three years ended December 31, 2008 accounted for a majority of your revenues. We also note that Eltel Networks accounted for approximately 34% and 27% of your revenues for the three and nine month periods ended September 30, 2009, respectively. However, with the exception of EBV Electronik, you have not filed distribution agreements or similar contracts with any of these companies as exhibits to your annual report. Please provide us with an analysis as to how you determined that your agreements with these entities do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. We also note that Enel was a related person of yours during the period covered by the report.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Stock Price Performance Graph, page 21

2.   Your performance graph should provide the plot points for each of the three graphs showing the cumulative total return as of that point. See Instruction 2.b of the Instructions to Item 201(e) of Regulation S-K. Without the presentation of the dollar amounts of each plot point it is difficult to obtain a meaningful understanding of how your stock price performed against the comparison indices.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

3.   Please consider expanding your "Overview" section to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that your executives focus on in evaluating financial condition and operating performance, such as your gross margins and the strength of your emerging markets. Also, please address the material operations, risks and challenges facing Echelon and how management is dealing with these issues. In this regard, we note that some foreign utilities will require you to price your NES system in the respective utility's local currency, exposing you to foreign currency risk, that LonWorks sales to other electricity meter manufacturing companies are down 70% from last year and that penetration of the United States' NES systems market has proceeded slower than you anticipated. Refer to Release No. 33-8350.

4.   You provide discussion and analysis of past financial condition and operating analysis, however, there is little, if any, emphasis, if any, on known trends and their impact on your prospective financial condition and operating performance. Please tell us what consideration you gave to including disclosure in your MD&A discussing prospective matters, such as demand for your newer, cost reduced NES products. See Section III.B.3 of SEC Release 33-8350.

Results of Operations, page 26

5.   We note in your discussion of the results of operations that there are some instances where the source of a material change has been identified, but a discussion of the source change has not been provided. For example, we note that NES revenues decreased 41% for the 9 month period ending September 30, 2009 as a result of "reduced large-scale deployments of [your] NES system." Tell us how you considered providing quantification and qualification of the contribution this factor had on the change in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business (i.e., the number of shipments of NES meters and data concentrators). In addition, tell us how you considered including a discussion of the extent to which material revenue changes were due to changes in prices versus changes in volume. Refer to SEC Release 33-8350, Section III.D of SEC Release 33-6835 and Item 303(a)(3)(iii) of Regulation S-K for guidance.

6.   Also, given the significance of the NES revenue stream to the company's total operations, tell us what consideration you gave to providing either in MD&A or in the description of your business backlog disclosures consistent with Item 101(c)(viii) of Regulation S-K. To the extent that revenues recognized from your NES contracts have historically had or are expected to have a significant impact on the variability of your results, you should discuss and analyze changes in your backlog as part of your MD&A analysis of revenues.

Liquidity and Capital Resources, page 34

7.   We note your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. For example, we note that accounts receivables decreased 30% from December 31, 2007 compared to December 31, 2008 and further decreased 37% from December 31, 2008 to September 30, 2009 and the reasons for such decreases are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

3. Exhibits, page 40

8.   You are required to file with your Form 10-K all exhibits required by Item 601 of
        Regulation S-K. To the extent that you do not include the required exhibits with
        your report, you must incorporate them by reference. Refer to General Instruction
        G to Form 10-K and Rule 12b-23. While you have listed certain of the exhibits
        required to be filed by Item 601, you neither filed nor incorporated them by
        reference. Further, where you incorporate an exhibit by reference, you must
        identify the previously filed report or registration statement where the exhibit was
        originally filed and where that exhibit can be located in the previously filed report
        or registration statement.

9.   It appears that you have entered into material lease agreements, and amendments
        thereto, that should be filed as exhibits to your Form 10-K. In this regard we note
        the lease for your corporate headquarters in California, your total assets of
        approximately $185 million and that as a result of a lease extension in June 2008,
        you increased the carrying amount of your lease financing obligations by
        approximately $12.5 million to approximately $27.6 million. Please file all
        material lease agreements. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

10.   We note that your Netherlands subsidiary, Echelon BV, has entered into an
        employment agreement with named executive officer, Fredrick H. Bruggink, who is
        your Senior Vice President–General Manager/Service Provider Group. That
        agreement should be filed as an exhibit. Refer to Item 601(b)(10)(iii) of Regulation
        S-K.

Note 1. Significant Accounting Policies, page 47

Revenue Recognition, page 48

11.   We note that VSOE of fair value for PCS on the NES system software as well as
        for extended warranties on the NES hardware products is based on stated renewal
        rates. Tell us what percentage of your customers actually renew at the stated rates
        and tell us how you considered paragraph 57 of SOP 97-2 in determining that such
        rates were substantive. In this regard, tell us what your normal pricing practices
        are and tell us how you account for contracts that have stated renewal rates either
        above or below this "normal" range. To the extent that the term of the PCS or
        hardware warranty included in the initial contract differs from the renewal term, tell
        us what rates you use to establish VSOE of fair value for both PCS and hardware
        warranties.

Note 3. Property and Equipment, page 54

12.   We note from your disclosures on page 55 that upon completion of construction of
        the your corporate headquarters, the company determined that you did not meet the
        sale-leaseback criteria of SFAS 98 for de-recognition of the building assets and
        liabilities and accordingly, you accounted for the leases on such properties as
        financing obligations. Please explain the specific terms of these arrangements that
        precluded you from using sale-leaseback accounting. Also, tell us how you
        considered the terms of the amended lease agreements in June 2008 in determining
        whether the sale-leaseback criteria were met.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 25

General

13.   Your compensation discussion and analysis should provide an expanded analysis of
        how you arrived at and why you paid each particular level of compensation for
        2008. For example, we note minimal discussion and analysis of how the
        Committee determined specific long term equity awards, awards under the
        management bonus plan and the ratios under the employee stock option exchange
        program. Among other matters, discuss how you determined the SAR exchange
        ratios for the exchanged options. We would expect to see a more focused
        discussion that provides substantive analysis and insight into how the Committee
        made actual payout determinations for the fiscal year for which compensation is
        being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-
        K. You should provide complete discussions of the specific factors considered by
        the Committee in ultimately approving this and other forms of compensation,
        including the reasons why the Committee believes that the amounts paid to each
        named executive officer are appropriate in light of the various items it considered in
        making specific compensation decisions.

14.   Please provide clear disclosure that addresses how each compensation component
        and your decisions regarding these elements fit into your overall compensation
        objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of
        Regulation S-K. Clarify whether you review each element of compensation
        independently or whether you consider each element collectively with the other
        elements of your compensation program when establishing the various forms and
        levels of compensation. In doing so, please provide sufficient quantitative or
        qualitative disclosure as appropriate of the analyses underlying the Committee's
        decision to make specific compensation awards and how decisions regarding one
        type of award motivate the Committee to award or consider other forms of

compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

15.   We note your statement on pages 27 and 28 that you generally target salaries to be in the 75th percentile of peer group companies, although other important factors are considered, including individual performance. Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

16.   We note that for the 2008 management bonus plan, the Compensation Committee established individual management bonus amounts for each executive officer and that the issuance of performance shares was subject to the requirement that Echelon achieve a set level of operating income for the fiscal year ended December 31, 2008. Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2008. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

17.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Oshman's stock awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

18.   You indicate that in addition to the compensation practices of the companies listed, the Compensation Committee also relied on data from AON Radford Surveys + Consulting and salary.com and reviewed international data provided by the Radford

survey. If you have benchmarked different elements of your compensation against a different group of companies from those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

19.   We note your use of peer group comparison and benchmarking surveys and that you generally target salaries to be in approximately the 75th percentile of peer group companies. Please clarify what consideration you gave to including a discussion of where you target your other elements of compensation, i.e., the management bonus plan and annual equity compensation awards against the comparator companies and where actual payments fell within targeted parameters for each element of your compensation program.

20.   We note that the Compensation Committee annually reviews and approves, among other things, "severance arrangements and change in control agreements and provisions," and that in June 2008, the Board of Directors approved modifications to the forms of equity award agreements under the 1997 Stock Plan to provide that certain equity compensation awards of employees would become fully vested following a change in control of the company. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the "severance arrangements and change in control agreements and provisions." See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Transactions and Director Independence (incorporated from definitive proxy materials)

Loans to Employees, page 46

21.   We note that you loaned Russell Harris, your Senior Vice President of Operations, $1,000,000 in connection with his principal residence. Although this compensatory arrangement may not be within the statutory prohibition of the Exchange Act, please provide us with your analysis as to how this loan complies with the prohibition on personal loans to executive officers set forth in Section 13(k) of the Exchange Act. Please also tell us why you did not disclose this transaction under "Related Party Transactions" in answer to the disclosure requirements of Item 13 of Form 10-K. To the extent that you determine you must disclose this transaction in answer to that Item and Item 404 of Regulation S-K, provide us with the information required by Item 404(a) of Regulation S-K with regards to the loan and confirm that you will include this information in your next annual report (or proxy materials) under "Related Party Transactions".

Agreements with ENEL, page 46

22.   We note that during 2008, you recognized revenue from products and services sold
        to Enel and its designated manufacturers of approximately $12.9 million and that
        Enel owns approximately 7% of your common stock. We also note that you
        entered into a development and supply agreement and a software enhancement
        agreement with Enel in 2006, and in 2000 entered into a stock purchase agreement
        with Enel and a research and development agreement with an affiliate of Enel.
        Agreements with related parties are typically required to be filed as exhibits. Refer
        to Item 404(a) and 601(b)(10)(ii)(A) of Regulation S-K. Please advise in this
        respect.

Form 10-Q for the Quarter Ended September 30, 2009

Condensed Consolidated Statement of Operations, page 4

23.   We note your additional disclosure of share-based compensation on the face of the
        Condensed Consolidated Statements of Operations, which includes a total of share-
        based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that
        disclosure regarding the amount of expense related to share-based payment
        arrangements might be appropriate in a parenthetical note to the appropriate income
        statement line items, on the cash flow statement, in the footnotes to the financial
        statements, or within MD&A. The guidance in SAB 107, however, does not
        provide for a reconciliation of the share-based compensation expense on the face of
        the income statement that includes a total of the share-based compensation. Tell us
        how you considered the guidance in SAB 107 in your current disclosures and tell us
        how you intend to comply with such guidance in your future filings. In addition,
        see the Division of Corporation Finance's "Current Accounting and Disclosure
        Issues" (Updated 11/30/06), Section I.B.2.

Note 1. Summary of Significant Accounting Policies, page 6

Recently Issued Accounting Standards, page 8

24.   We note that the Company has outstanding performance share awards (also referred
        to as restricted stock units). Please confirm that you adopted FSP EITF 03-6-1
        effective January 1, 2009 currently within the scope of ASC 260-10-45-61A and
        tell us what impact, if any, this guidance had on your performance share awards and
        accordingly, on the Company's basic earnings per share calculations.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials

on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief